SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                                  TVX Gold Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    87308K200
                                 (CUSIP Number)

   Michael Katz, Esq., 2 American Lane Greenwich, Connecticut 06836-2571, Tel:
   (203) 862-8000 (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 29, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Paloma International L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  79,598,547

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  79,598,547

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  79,598,547

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  22.3%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Capital Preservation Partners L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  8,315,306

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  8,315,306

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  8,315,306

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.3%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  S. Donald Sussman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  87,913,853

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  87,913,853

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  87,913,853

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.6%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

     This statement relates to the common stock ("Common Stock") of TVX Gold Inc. (the "Issuer"). The Issuer's principal executive office is located at 160 Bay Street, Suite 4300, Toronto, Ontario M5J 2S1.

ITEM 2.  Identity and Background.

     (a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

     - Paloma International L.P., a Delaware limited partnership ("Paloma International"). Paloma International holds the shares of Common Stock beneficially owned by it through its subsidiary Beech LLC, a Delaware limited liability company ("Beech"). Paloma GP LLC, a Delaware limited liability company ("Paloma GP") is the general partner of Paloma International.

     - Capital Preservation Partners L.L.C., a Delaware limited liability company ("CPP"). CPP holds the shares of Common Stock beneficially owned by it through its subsidiary Cherry Wood LLC, a Delaware limited liability company ("Cherry Wood"). Paloma Partners Company L.L.C., a Delaware limited liability company ("PPCLLC") is the managing member of CPP.

     - S. Donald Sussman, an individual and a citizen of the United States ("Sussman"). Mr. Sussman may be deemed to beneficially own the shares of Common Stock held by Paloma International and CPP as a result of being a managing member of each of Paloma GP and PPCLLC. Mr. Sussman expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

     The business address of Paloma International, Paloma GP, CPP, PPCLLC and Sussman is 2 American Lane, Greenwich, Connecticut 06836-2571.

     The principal business of Paloma International is that of a private investment company engaged in the purchase and sale of securities for its own account.

     The principal business of Paloma GP is serving as the general partner of Paloma International.

     The principal business of CPP is that of a private investment company engaged in the purchase and sale of securities for its own account.

     The principal business of PPCLLC is serving as the managing member of private investment entities, including CPP.

     Sussman's principal occupation is serving as a managing member of Paloma GP, PPCLLC and other private investment advisers.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that on September 2, 1997, the Securities and Exchange Commission simultaneously instituted and settled an administrative proceeding involving Sussman. The Order made the following findings, which Sussman neither admitted nor denied. Sussman failed to disclose
(i) a potential conflict of interest in a real estate transaction, and (ii) the modest effect on a fund's performance of the deferred payment of certain expenses. The Order required Sussman to cease and desist from future violations of Section 206(2) of the Investment Advisers Act of 1940 and imposed a civil penalty of $40,000.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by Paloma International in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $40,851,360

     The source and amount of funds used by CPP in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $5,351,683

ITEM 4.  Purpose of Transaction.

     On June 28, 2001, a special resolution of the holders of U.S.$250,000,000 aggregate principal amount of the Issuer's 5% Gold Linked Convertible Notes due March 28, 2002 (the "Notes") was passed at a meeting of the Noteholders approving amendments to the Note Indenture between the Issuer and Montreal Trust Company of Canada, as trustee, dated as of March 24, 1997, and thereby the Notes (the "Note Amendment"), to provide for the exchange of the outstanding principal amount of the Notes on July 10, 2001 for Common Shares on the basis of 1,286.004708 Common Shares for each U.S.$1,000 principal amount of the Notes. Also, on June 28, 2001, a resolution of the Issuer's shareholders was passed at the annual and special meeting of shareholders authorizing the Issuer to issue up to 321,501,177 Common Shares to the Noteholders.

     Neither Beech nor Cherry Wood presently intends to acquire additional shares of Common Stock.

     An affiliate of Beech entered into a Support Agreement dated April 9, 2001 (the "Support Agreement") with the Issuer under which the Notes to be exchanged by Beech were voted in favor of the Note Amendment. Under the Support Agreement, the Issuer agreed that if the Note Amendment was approved by shareholders at the annual and special meeting of shareholders, management would nominate the following seven persons for election as directors of the Issuer: T. Sean Harvey,
W. Robert Dangler, Thomas Witz, David P. Smith, George F. Michals, Harry S. Campbell and J.S.A. (Jim) MacDonald. The management nominees were elected to the Issuer's board of directors at the annual and special meeting of shareholders held on June 28, 2001. The Issuer has entered into a registration rights agreement with Beech under which Beech has the right to cause the Issuer to prepare and file a prospectus with the provincial securities commissions and the Securities and Exchange Commission in the United States qualifying a secondary offering of shares of Common Stock held by Beech and its affiliates.

     Except as set forth herein, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

     (a) Paloma International owns U.S.$61,896,000 principal amount of Notes, or approximately 25% of the outstanding Notes, and will own on July 10, 2001, 79,598,547 shares of Common Stock, which will represent approximately 22.3% of the total issued and outstanding shares of Common Stock.

     CPP owns U.S.$6,466,000 principal amount of Notes, or approximately 3% of the outstanding Notes, and will own on July 10, 2001, 8,315,306 shares of Common Stock, which will represent approximately 2.3% of the total issued and outstanding shares of Common Stock.

     The Reporting Persons beneficially own an aggregate of 87,913,853 shares of Common Stock representing 24.6% of the total outstanding shares of Common Stock.

     (b) Each of the Reporting Persons has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     (c) None of the Reporting Persons has effected any transactions in Common Stock during the past sixty (60) days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On June 26, 2001, Paloma International entered into a U.S.$7,040,000 notional amount total return swap with First Union Capital Markets Corp. ("First Union") pursuant to which First Union pays to Paloma International an amount equal to the total return on U.S. $11,000,000 principal amount of Notes, if positive, and Paloma International pays to First Union an amount equal to the total return on such principal amount of Notes, if negative, plus a floating, LIBOR-based payment on the notional amount of the swap. Following the exchange under the Note Amendment, the security underlying the swap will become 14,146,052 shares of Common Stock.

ITEM 7.  Material to be Filed as Exhibits.

                  Exhibit A - Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  July 9, 2001


                  PALOMA INTERNATIONAL L.P.
                  By: Paloma GP LLC, as General Partner


                           By: /s/ Michael J. Berner
                                    Michael J. Berner
                                    Vice President

                  CAPITAL PRESERVATION PARTNERS L.L.C.
                  By: Paloma Partners Company L.L.C.,
                           as Managing Member


                           By: /s/ Michael J. Berner
                                    Michael J. Berner
                                    Vice President



                              /s/ S. Donald Sussman
                                S. Donald Sussman

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of TVX Gold Inc. dated July 9, 2001, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  July 9, 2001


                  PALOMA INTERNATIONAL L.P.
                  By: Paloma GP LLC, as General Partner


                           By: /s/ Michael J. Berner
                                    Michael J. Berner
                                    Vice President

                  CAPITAL PRESERVATION PARTNERS L.L.C.
                  By: Paloma Partners Company L.L.C.,
                           as Managing Member


                           By: /s/ Michael J. Berner
                                    Michael J. Berner
                                    Vice President



                              /s/ S. Donald Sussman
                                S. Donald Sussman